PE 3/16/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 16 2015

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE



15005818

March 16, 2015

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 3-16-15

Geoffrey Edwards
Wal-Mart Stores, Inc.
geoffrey.edwards@walmartlegal.com

Re: Wal-Mart Stores, Inc.

Dear Mr. Edwards:

This is in regard to your letter dated March 16, 2015 concerning the shareholder proposal submitted by the National Center for Public Policy Research for inclusion in Walmart's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Walmart therefore withdraws its January 30, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Luna Bloom
Attorney-Advisor

cc: Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org


Walmart
Save money. Live better.

Legal
Corporate

Geoffrey W. Edwards
Senior Associate General Counsel

702 SW 8th Street
Bentonville, AR 72716-0215
Phone 479.204.6483
Fax 479.277.5991
Geoffrey.Edwards@walmartlegal.com

March 16, 2015

VIA E-MAIL to *shareholderproposals@sec.gov*

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wal-Mart Stores, Inc.*
Shareholder Proposal of The National Center for Public Policy Research
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 30, 2015, we requested that the staff of the Division of Corporation Finance concur that our client, Wal-Mart Stores, Inc. (the "Company") could exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statements in support thereof submitted by The National Center for Public Policy Research (the "Proponent").

Enclosed as Exhibit A is a letter dated March 16, 2015, from Mr. Justin Danhof, General Counsel of the Proponent, withdrawing the Proposal on behalf of the Proponent. In reliance on this letter, we hereby withdraw the January 30, 2015 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 204-6483 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Geoffrey Edwards
Senior Associate General Counsel
Wal-Mart Stores, Inc.

Enclosure

cc: Justin Danhof, General Counsel for The National Center for Public Policy Research

EXHIBIT A

THE NATIONAL CENTER

FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via FedEx

March 16, 2015

Gordon Y. Allison, Vice President and General Counsel,
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Ms. Allison,

This correspondence is in reference to the shareholder proposal that the National Center for Public Policy Research submitted to Wal-Mart Stores, Inc. on December 16, 2014. We have received notification from Kristopher A. Isham of Wal-Mart Stores, Inc. that, in response to our proposal, the company has proposed new policy language that would protect its workers from potential workplace discrimination consistent with the parameters of our proposal.

As a result of this development, we believe that Wal-Mart has substantially implemented our proposal and I am writing now to formally withdraw it from consideration at the 2015 meeting of Wal-Mart shareholders. The National Center for Public Policy Research commends the company for protecting its workforce and being a national leader in doing so.

Sincerely,



Justin Danhof, Esq.

cc: Kristopher A. Isham, Wal-Mart Stores, Inc.

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

THE NATIONAL CENTER

FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

March 2, 2015

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This correspondence is in response to the letter of Geoffrey Edwards on behalf of The Wal-Mart Stores, Inc. (the "Company") dated January 30, 2015 requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2015 proxy materials for its 2015 annual shareholder meeting.

RESPONSE TO WAL-MART'S CLAIMS

The Company makes multiple attempts to show that it has substantially implemented our Proposal. Each of these efforts falls short of the parameters established by Rule 14a-8(i)(10). The Company has not shown that its policies align with those requested in our Proposal, nor has it shown that management has favorably acted upon the essential objective of our Proposal. Therefore, the Company may not omit our Proposal in reliance on Rule 14a-8(i)(10).

The Company bears the burden of persuading the Staff that it may exclude our Proposal from its 2015 proxy materials. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). For the following reasons, the Company has fallen short of this burden.

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

The Company May Not Omit Our Proposal Because it Has Not Implemented It in Any Meaningful Sense

Under Rule 14a-8(i)(10), a company may exclude a shareholder proposal if it can meaningfully demonstrate that "the company has already substantially implemented the proposal." Rule 14a-8(i)(10) exclusion is "designed to avoid the possibility of shareholders having to consider matters which *already have been favorably acted upon* by management." See Exchange Act Release No. 12598 (regarding predecessor to Rule 14a- 8(i)(10)) (Emphasis added). A company can be said to have "substantially implemented" a proposal where its "policies, practices and procedures compare favorably with the guidelines of the proposal." See *Texaco, Inc.* (avail. March 28, 1991).

Part A. The Company Has Not Substantially Implemented Our Proposal Since Its Annual Review Does Not Address the Crux of Our Resolution

The Company has provided evidence that its annual Global Responsibility Report, which is prepared by management, shows that it has substantially implemented our Proposal. To reach this conclusion, the Company focuses solely on one portion of our Proposal – the Resolved section. However, each section of a shareholder proposal is not to be read in a vacuum. Rather, the Staff evaluates proposals in their entirety. *See generally*, Staff Legal Bulletin No. 14C (CF) (June 28, 2005) ("SLB 14C").

Our Proposal has a clear and direct focus concerning the right of employees to freely engage with their government without fear of potential workplace retribution. The Whereas portion of our Proposal cites the United Nations and the Declaration of Independence for the sole proposition that the right to freely engage in one's government is a fundamental human right. The Whereas section mentions no other human rights issues. The Supporting Statement similarly concerns only the issue of employees engaging freely with their government.

The Resolved section of our Proposal calls for a general human rights review that, when read in conjunction with the Whereas section and the Supporting Statement, makes it clear that the general human rights review we are requesting must consider the issue of freely engaging in one's own government free from retribution.

When the full language contained within the four corners of our Proposal is read together, it is clear that our Proposal calls on the Company to conduct a human rights review that takes into consideration whether the Company's employees are free to partake in private political and civic activities without the fear of on-the-job reprisal. The Company's no-action letter does not provide evidence that management has taken any affirmative steps to carry out this request. Until that time, it cannot be said that Wal-Mart has substantially implemented our Proposal.

Part B. Our Proposal Should Proceed to Wal-Mart's Shareholders for a Vote Since the Staff's Rule 14a-8(i)(10) Precedent Allows Proposals that Have General Asks That are Modified With Permissive Language

The Company seems to understand that its evidence does not match with the parameters of our Proposal, so it suggests that the permissive language of our Proposal means that it doesn't matter whether Wal-Mart has ever actually addressed the crux of our Proposal. The Company states that "[t]he Staff has recognized that when a proposal merely suggests that a certain issue be addressed, the proposal may be excluded where the company has addressed the requested, but not suggested, matters." This is a misreading of the Staff's Rule 14a-8(i)(10) precedent.

The Staff has consistently ruled that, in order to substantially implement a proposal, a company must take affirmative steps to achieve the measures called for in the respective proposal, whether those measures are introduced with mandatory or permissive language.

In *Safeway Inc.* (avail. March 17, 2010), the Staff ruled that a company had not substantially implemented a proposal where the proposal only suggested a particular action. Specifically, the proposal "urge[d] the Board of Directors (the 'Board') to adopt principles for national and international action to stop global warming." Using Wal-Mart's logic, the company did not need to take any action whatsoever to implement the proposal since the word "urge" is only suggestive. The Merriam-Webster dictionary defines "urge" as "to ask people to do or support (something) in a way that shows that you believe it is very important." Furthermore, the proponent in the *Safeway* no-action contest made it clear that its proposal was a "mere request" for board action.

Under the Company's reasoning, Safeway could have simply ignored this request and it would have substantially implemented the proposal. The Staff, however, uses a different calculus and ruled in *Safeway* that "[w]e are unable to concur in your view that Safeway may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Safeway's policies, practices and procedures compare favorably with the guidelines of the proposal."

Additionally, in *Alpha Natural Resources, Inc.* (avail. March 9, 2013), the proposal's Resolved section stated: "Shareholders request Alpha to prepare a report on the company's foals and plans to address global concerns regarding fossil fuels and their contribution to climate change." Then, in the Supporting Statement, the proponent merely "*suggest[ed]* that Alpha perform an analysis of various scenarios" regarding potential treatment of carbon emissions. (Emphasis added). This is in line with our Proposal that requests a review and suggests what that review may entail. In *Alpha Natural Resources, Inc.*, the Staff ruled that the proponents request for a report followed by a mere suggestion in the Supporting Statement was not excludable under Rule 14a-8(i)(10).

Safeway and *Alpha Natural Resources* establish that proposals can use suggestive, rather than mandatory, language in seeking specific company actions. Our Proposal follows that paradigm.

Furthermore, even resolutions that are approved by a majority of corporate shareholders are non-binding. Wal-Mart would never have to take any action on any proposal if management so chooses. Under the Commission's proxy rules, every single shareholder proposal is merely suggestive. Management always has a choice whether to undertake the actions outlined in any given proposal. Therefore, the Company's argument that our Proposal's permissive language means that it doesn't have to actual perform the actions we seek, is moot.

For all the above reasons, the Company has failed to establish that its policies and procedures align with the essential objective of our Proposal, nor has it shown that management has acted favorable upon it. Therefore, the Staff should allow our Proposal to proceed to the Company's shareholders for a vote.

CONCLUSION

The Company has failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, I respectfully request that the Staff reject Walmart's request for a no-action letter concerning our Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-543-4110.

Sincerely,



Justin Danhof, Esq.

cc: Geoffrey Edwards, Wal-Mart Stores, Inc.

Walmart
Save money. Live better.

Legal
Corporate

Geoffrey W. Edwards
Senior Associate General Counsel

702 SW 8th Street
Bentonville AR 72716-0215
Phone 479 204 6483
Fax 479 277 5991
Geoffrey.Edwards@walmartlegal.com

January 30, 2015

VIA E-MAIL *to shareholderproposals@sec.gov*

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wal-Mart Stores, Inc.*
Shareholder Proposal of the National Center for Public Policy Research
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Wal-Mart Stores, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2015 Annual Shareholders' Meeting (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from the National Center for Public Policy Research (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Securities and Exchange Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

> RESOLVED, the proponent requests that management review its policies related to human rights to assess areas in which the Company may need to adopt and implement additional policies and to report its findings, omitting proprietary information and at a reasonable expense, by December 2015.

The Supporting Statement provides that, "[i]f management chooses, the review can consider whether the Company's policies permit employees to take part in his or her government free from retribution." A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal based on the Company's annual publication of its Global Responsibility Report (each, a "GR Report"), most recently in 2014 (the "2014 GR Report") [1] and the Company's Global Statement of Ethics, as most recently revised (the "Statement of Ethics").

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in the 1983 Release, the Commission adopted a revision to the rule to permit the omission of proposals that

[1] The 2014 GR Report is available here: http://corporate.walmart.com/global-responsibility/environment-sustainability/global-responsibility-report.

had been "substantially implemented" and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998).

Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

The Staff has consistently concurred with the exclusion of shareholder proposals that, like the Proposal, request a report containing information that the company has already publicly disclosed. For example, in *Mondelez International, Inc.* (avail. Mar. 7, 2014) the Staff concurred with the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board produce a report on the company's process for identifying and analyzing potential and actual human rights risks in the company's operations and supply chain, where the company already disclosed its risk management process and the framework it used to assess potential human rights risks. *See also The Boeing Co.* (avail. Feb. 17, 2011) (concurring with the exclusion of a proposal requesting the company to assess and report on human rights standards where the company had achieved the essential objective of the proposal through publicly available reports, risk management processes, and a code of conduct); *Caterpillar, Inc.* (avail. Mar. 11, 2008) (concurring with the company's exclusion of a shareholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008) (same); *PG&E Corp.* (avail. Mar. 6, 2008) (same); *The Dow Chemical Co.* (avail. Mar. 5, 2008) (same); *Johnson & Johnson* (avail. Feb. 22, 2008) (same).

In the current instance, the Proposal asks that management "review its policies related to human rights to assess areas in which the Company may need to adopt and implement additional policies and to report its findings." We believe the Company has substantially implemented the Proposal based on the Company's annual preparation and publication of its GR Report and the Company's review, from time to time, and publication of its Statement of Ethics.

Since 2009, the Company has annually published its GR Report, which discusses the Company's policies and efforts with respect to human rights, community impact, and sustainability. The 2014 GR Report provides shareholders with significant detail on the Company's current policies and initiatives with respect to responsible sourcing (which include the Company's commitment to anti-human trafficking and slavery sourcing, as well as its commitment to worker health and safety), hunger and nutrition, diversity and inclusion, and the economic empowerment of women globally, in addition to other aspects of corporate responsibility. For example:

- With respect to the Company's 2014 standard for suppliers,[2] the 2014 GR Report states that:

> All labor must be voluntary. Slave, child, underage, forced, bonded, or indentured labor will not be tolerated. Suppliers shall not engage in or support trafficking in human beings. Suppliers shall certify that they have implemented procedures to manage the materials, including all labor-related processes, incorporated into their products to ensure they comply with laws on slavery and human trafficking. Workers must be allowed to maintain control over their identity documents.

- With respect to the Company's health and wellness standards, the 2014 GR Report states:

> We develop and monitor standard procedures to help ensure compliance with laws, regulations and best practices that govern patient safety, quality of care and privacy, product quality, patient access, billing, development of health and wellness associates and oversight of affiliated health care providers

- With respect to the Company's efforts to fight hunger, the 2014 GR Report states:

> We work with others who are fighting hunger.... [C]ollaborations magnify our impact. For example, we engaged 10 of our suppliers in our Fighting Hunger Together campaign, resulting in $4.1 million in additional donations to fight hunger. We also actively work with other corporations who are committed to this cause to share learnings. Walmart knows that there are other opportunities around fighting hunger that can be addressed, like increasing access to healthy food and sustainable farming practices. By working with farmers and reducing food waste, we lower costs and help the environment at the same time. Our commitment to fighting hunger is good for society, good for the environment and good for business.

- With respect to the Company's celebration of diversity and inclusion, the 2014 GR Report states:

---

[2] *Available at* http://cdn.corporate.walmart.com/d1/7e/ee6f5c8942f69ad4183bc0683771/standards-for-suppliers-manual.pdf.

> Just as we've taken steps to attract, retain and develop women and minorities internally, we're extending this challenge to our primary suppliers. We recently developed an online tool and database to begin tracking gender and diversity representation among merchandise and professional services suppliers working with Walmart and Sam's Club. By positively influencing how our suppliers view their own diversity, we're creating a more inclusive workforce and providing better products and services to our customers.

- With respect to the Company's economic empowerment of women globally, the 2014 GR Report states:

> Our Global Women's Economic Empowerment team has developed a Supplier Academy to remove unique barriers faced by women-owned businesses in preparing to become Walmart suppliers. And what gets measured gets done, so we've implemented tools like the Sustainability Index to measure our progress and hold merchants and operators accountable for progress.

In addition, when compared to the version the Company published in 2013, the 2014 GR Report contains the following updates to the Company's policies and initiatives:

- The Company has "undertaken several recent initiatives to support progress in these seven areas [pay, breaks and meals, benefits, labor relations, anti-discrimination, job classification and work classification]. For example, in the U.S., a cross-functional team – including operations compliance, realty, health and wellness, and legal – assessed accessibility compliance with the ADA for our stores and clubs. The team then developed action plans to resolve any outstanding issues."

- "[W]e conducted a global risk assessment of our labor and employment practices across our seven fundamental areas. We've identified current compliance priorities for each market, and we're partnering with the market compliance teams to address them.

- "[T]he Walmart Board of Directors voted to amend the charter of the Compensation, Nominating and Governance Committee, adding to its responsibilities and obligations the review and oversight of the company's legislative affairs and public policy engagement strategy, including information about political contributions."

The Company's GR Report is prepared by management each year, and is designed to reflect the Company's "progress and performance ... in areas where [the Company has] achieved tremendous positive results [as well as] areas of opportunity [the Company] continue[s] to focus on." 2014 GR Report. Thus, the annual preparation of the GR Report functionally creates a review of the Company's key human rights issues, which is then reported to the Company's shareholders and other stakeholders. We believe that this publicly-disclosed review of Company human rights efforts substantially implements the Proposal.

The Supporting Statement adds that "[i]f management chooses, the review can consider whether the Company's policies permit employees to take part in his or her government free from retribution" (emphasis added). As a threshold matter, the Company believes that its human rights policies already address this matter. The Company's management reviewed its Statement of Ethics[3] most recently in 2014. Revisions made as a result of this review become effective February 2, 2015. The Statement of Ethics states that "[p]articipation in the political process outside of work and during non-work time is admirable," and now states that associates "can make lawful contributions of personal funds to political activities;" this statement was revised during management's 2014 review of the Statement of Ethics to reference "personal funds." However, to the extent that these policies are not viewed as implementing the Proposal, we note that the Supporting Statement states this specific review shall be included "[i]f management chooses." The Staff has recognized that when a proposal merely suggests that a certain issue be addressed, the proposal may be excluded where the company has addressed the requested, but not suggested, matters. For example, in *ConAgra Foods, Inc.* (avail. July 3, 2006), the Staff concurred in the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board issue a sustainability report, where the supporting statement recommended that the report follow certain guidelines that the company did not address in its existing policies and procedures. *See also Wal-Mart Stores, Inc.* (avail. Mar. 30, 2010) (concurring with the exclusion under Rule 14a-8(i)(10) of a proposal urging the board to adopt principles regarding global warming "based on" a set of principles listed in the supporting statement, where the company argued that it need not adopt the listed principles wholesale).

For these reasons, we believe the Company has substantially implemented the Proposal based on the Company's procedures for developing and the Company's publication of its 2014 GR Report. Accordingly, we believe the Proposal may be properly excluded from the Company's 2015 Proxy Materials under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to Geoffrey.Edwards@walmartlegal.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 204-6483 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

---

[3] *Available at* https://walmartethics.com/uploadedFiles/Content/U.S.%20-%20English.pdf.

Sincerely,



Geoffrey Edwards
Senior Associate General Counsel
Wal-Mart Stores, Inc.

Enclosures

cc: Justin Danhof, Esq., The National Center for Public Policy Research

EXHIBIT A

THE NATIONAL CENTER



FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via FedEx

December 16, 2014

Gordon Y. Allison, Vice President and General Counsel,
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Allison,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Wal-Mart Stores, Inc. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Wal-Mart Stores, Inc.stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2015 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center For Public Policy Research, 501 Capitol Court NE, Suite 200, Washington, D.C. 20002.

Sincerely,



Justin Danhof, Esq.

Enclosure: Shareholder Proposal – Human Rights Review

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

Human Rights Review

Whereas, the Securities and Exchange Commission has consistently recognized that human rights constitute significant policy issues.

Whereas, the United Nations' "Universal Declaration of Human Rights," endorsed and in part drafted by the United States, provides that "[e]veryone has the right to take part in the government of his country," and that "[t]he will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections."

Whereas, the United States of America was founded on the ideal of a representative government with the duty of protecting the rights of its citizens – to wit, the Declaration of Independence makes clear that "to secure these rights, Governments are instituted among Men, deriving their just powers from the consent of the governed."

Resolved, the proponent requests that management review its policies related to human rights to assess areas in which the Company may need to adopt and implement additional policies and to report its findings, omitting proprietary information and at a reasonable expense, by December 2015.

Supporting Statement

If management chooses, the review can consider whether the Company's policies permit employees to take part in his or her government free from retribution.



THE NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via FedEx

December 17, 2014

Gordon Y. Allison, Vice President and General Counsel,
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Allison,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal (Human Rights Review) submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research on December 16 2014.

As I previously stated, and confirmed in the enclosed letter, the National Center for Public Policy Research has owned Wal-Mart Stores, Inc. stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and intend to hold these shares through the date of the Company's 2015 annual meeting of shareholders.

Sincerely,



Justin Danhof, Esq.

Enclosure: Proof of Ownership Letter

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org



UBS Financial Services Inc.
1501 K St., NW, Suite 1100
Washington, DC 20005

ubs.com/fs

Confirmation

Gordon Y. Allison, Vice President and General Counsel,
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

December 17, 2014

Confirmation: Information regarding the account of The National Center for Public Policy Research

Dear Mr. Allison,

The following client has requested UBS Financial Services Inc. to provide you with a letter of reference to confirm its banking relationship with our firm.

The National Center for Public Policy Research has been a valued client of ours since October 2002 and as of the close of business on December 16, 2014, the National Center for Public Policy Research held, and has held continuously for at least one year 51 shares of the Wal-Mart Stores, Inc. common stock. UBS continues to hold the said stock.

Please be aware this account is a securities account not a "bank" account. Securities, mutual funds and other non-deposit investment products are not FDIC-insured or bank guaranteed and are subject to market fluctuation.

Questions
If you have any questions about this information, please contact Dianne Scott at (202) 585-5412.

UBS Financial Services is a member firm of the Securities Investor Protection Corporation (SIPC).

Sincerely,

Dianne Scott
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research

From: Kristopher Isham - Legal
Sent: Monday, January 26, 2015 7:53 AM
To: 'Jdanhof@nationalcenter.org'
Subject: Walmart Shareholder Proposal - 2015

Mr. Danhof,

I'm sorry I was not able to catch up with you last week. I understand you are traveling this week, but I wanted to share with you that page 28 of Walmart's Global Statement of Ethics does include a section called "Political Involvement" which states that participation in the political process outside of work and during non-work time is admirable and that associates can make lawful contributions to political activities. The Global Statement of Ethics can be viewed online at https://walmartethics.com/uploadedFiles/Content/U.S.%20-%20English.pdf.

We believe this position addresses the concerns raised in the proposal and that we discussed by telephone regarding employee participation in political processes. In light of the position stated in our Global Statement of Ethics, we would request you consider withdrawing the proposal. I realize you are traveling, but if you would like to withdraw the proposal, please confirm by reply to this email before by Wednesday, January 28. If we haven't heard from you by then, we may elect to submit a no-action letter to the SEC before the deadline lapses on Friday, Jan. 30.

However, please know that Walmart values the input we receive from our shareholders. Regardless of whether the proposal is withdrawn or if we have submitted a no-action letter, we would be willing to schedule some time with you in early February upon your return to the office in order to discuss your concerns further.

Safe travels.

Kind regards,
Kristopher A. Isham Assistant General Counsel - Corporate
Office: 479.204.8684; Fax (479) 277-5991
Mobile: 479.586.0394
kristopher.isham@walmartlegal.com
Wal-Mart Stores, Inc.
Legal Department – Corporate Division
702 S.W. 8th Street
Bentonville, AR 72716-0215
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From: Justin Danhof [mailto:jdanhof@nationalcenter.org]
Sent: Monday, January 26, 2015 5:13 PM
To: Kristopher Isham - Legal
Subject: Re: Walmart Shareholder Proposal - 2015

Hi Kristopher,

Thanks for taking the time to talk with me this afternoon. Here are some examples of language that other companies have in place concerning this issue:

Coca-Cola: "[y]our job will not be affected by your personal political views or your choice in political contributions."

General Electric: "GE believes that it is important for its employees to be informed about public policy issues, and, consistent with applicable law, will not take any adverse employment action against an employee on the basis of his or her personal political affiliation or lawful political activity.

Johnson & Johnson: the "[c]ompany and its operating units may not discriminate against any employee based on their ideological views."

PepsiCo: "PepsiCo employees have the right to be engaged in the political process in their individual capacity as they see fit, and make political contributions of their own time and money to the candidates or parties of their choice... Coercion of any employee ... to make any political contribution of any kind is unacceptable. In addition, an employee's personal political affiliation or political activities shall not be the basis of adverse employment action so long as those affiliations and activities are both lawful and fully compliant with PepsiCo's Code of Conduct."

Kimberly Clark: "It is the intent of this policy to ... Prohibit discrimination and/or harassment based on: race; ethnicity; color; gender; pregnancy; sexual orientation; gender identity; age; religion; creed; national origin; disability; legally protected leave or veteran status; political opinion; and other categories protected by applicable law."

Let me know if you have any questions. My cell phone number is 603-557-3873.

Best,
Justin

On 1/26/15 8:53 AM, "Kristopher Isham - Legal" <Kristopher.Isham@walmartlegal.com> wrote:

Kind regards,
Kristopher A. Isham Assistant General Counsel - Corporate
Office: 479.204.8684; Fax (479) 277-5991
Mobile: 479.586.0394
kristopher.isham@walmartlegal.com
Wal-Mart Stores, Inc.
Legal Department – Corporate Division
702 S.W. 8th Street
Bentonville, AR 72716-0215